October 23, 2024

Joseph Doolan
Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, IL 60455

        Re: Manitex International, Inc.
            Schedule 13E-3 filed October 1, 2024
            File No. 005-80569
            Preliminary Proxy Statement on Schedule 14A filed October 1, 2024 File No. 001-32401
Dear Joseph Doolan:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed October 1,
2024
Cautionary Statement Regarding Forward-Looking Statements, page 20

1. We note the disclosure on page 20 that the proxy statement contains "'forward-looking statements' within the meaning of Section 27A of the Securities Act of
1933   and
       Section 21E of the Exchange Act and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995." The provisions of the
       Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section
       21E(b)(1)(E) and Question 117.05 of the Division of Corporation Finance s
       Compliance and Disclosure Interpretations for Going Private Transactions, Exchange
       Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please revise the proxy statement and refrain from referring to the PSLRA in any future filings, press releases,
 October 23, 2024
Page 2

      or other communications relating to this going private transaction. Reasons for the Mergers; Recommendations of the Company's Board of Directors, page 38

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c),
      (d) and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See paragraph
(b) of Item
      1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-
      17719 (April 13, 1981). Please revise this section to include the factors described in paragraphs (d) and (e) of Item 1014, as well as clauses (iii) through
(vi) of Instruction
      2 to Item 1014 or explain why such factors were not deemed material or relevant to
      the Board   s fairness determination. If the procedural safeguards in
Item 1014(d) and
      (e) were not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards.

      This comment also applies to the disclosure in the section captioned Position of
      Purchaser Filing Persons as to the Fairness of the Merger    beginning on
page 54 with
      respect to paragraphs (c), (d) and (e) of Item 1014, as well as clauses
(iii), (iv), (vi)
      and (viii) of Instruction 2 to Item 1014.
3.    Refer to the preceding comment. While we note the disclosure on page 54
that    based
      on the knowledge and analysis by the Purchaser Filing Persons of   the
factors
      considered by, and the analysis and resulting conclusions of, the Board the
      Purchaser Filing Persons believe that the Merger is substantively and procedurally fair
      to the Company   s unaffiliated security holders,    it does not appear
that the Purchaser
      Filing Persons have expressly adopted the analysis of the Board. To the extent that
      Purchaser Filing Persons intend to rely on the Board   s analysis as
opposed to
      providing their own analysis that satisfies the disclosure described in
Item 1014(b) of
      Regulation M-A, the Purchaser Filing Persons must expressly adopt such discussion.
      See Question and Answer No. 20 in Exchange Act Release 17719 (April 13,
1981).
      Please revise accordingly. If the disclosure is revised to indicate that the Purchaser
      Filing Persons did expressly adopt such analysis, then consider the preceding comment only with respect to paragraphs (d) and (e) of Item 1014, and
(iii), (iv) and
      (vi) of Instruction 2 to Item 1014.
Opinion of Brown Gibbons Lang & Company, page 42

4.    Disclosure on page 45 indicates that    the rendering of BGL   s opinion
is not intended
      nor shall it be deemed to confer any rights or remedies upon any person other than the
      Transaction Committee or to impose upon BGL any duty (fiduciary or otherwise) to
      any other person.    Please either revise such disclosure to remove this
statement or
      provide the legal basis for the Company   s and BGL   s belief that
shareholders cannot
      rely on the valuation to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the Board under state law, and the availability of this defense has no effect on the rights and responsibilities of either BGL or the Board under the federal securities laws.
 October 23, 2024
Page 3

Certain Effects of the Merger for Tadano, page 57

5. Provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A for
       the Purchaser Filing Persons in terms of both dollar amounts and percentages.
Company Management Projections, page 66

6.     Disclosure on page 66 of the proxy statement indicates that
[although] the
       information in the Company Management Projections is presented with specificity, it
       reflects various estimates and assumptions...    Similar disclosure is
found on page 68.
        Please revise to disclose such assumptions and quantify them where practicable.
Tadano Adjusted Projections, page 69

7. Please consider the preceding comment with respect to similar disclosure found on page 69 with respect to the Tadano Adjusted Projections.
Financing of the Merger, page 71

8.     Please provide the disclosure described in Item 1007(d) of Regulation
M-A.
Where You Can More Information, page 106

9.     We note the statement that    [w]e incorporate by reference the
documents listed below
       and any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the
       Exchange Act after the date of this proxy statement, and before the date of the special
       meeting...    Note that Schedule 14A does not permit general    forward
incorporation
       of documents to be filed in the future. The proxy statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of
       Schedule 14A. Otherwise, the proxy statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.
General

10. We note that the registrant has requested confidential treatment for Exhibits (c)(1) and
       (c)(iii) through (c)(xii) to the Schedule 13E-3, and we have reviewed and provided comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions
 October 23, 2024
Page 4
cc:   Todd M. Kaye